May 22, 2025

Matthew White
Chief Financial Officer
LINDE PLC
10 Riverview Drive
Danbury, Connecticut 06810

       Re: LINDE PLC
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-38730
Dear Matthew White:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Non-GAAP Financial Measures, page 35

1.     We note that your determination of multiple non-GAAP measures includes an
       adjustment for purchase accounting impacts - Linde AG. For the portion of this adjustment related to depreciation and amortization for the fair value step-up of fixed assets and intangible assets, please help us understand how you determined this adjustment is appropriate. Specifically, the adjustment results in these non-GAAP measures only reflecting part, but not all, of an accounting concept. Refer to Question
       100.04 of the Division   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 22, 2025
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services